Entertainment Properties Trust
909 Walnut Street, Suite 200
Kansas City, MO 64106
(816) 472-1700
Via EDGAR Transmission
and Federal Express
May 16, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

Re:	Entertainment Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-13561

Dear Mr. Gordon:
Set forth below are the responses of Entertainment Properties Trust (the “Company”, “we”, “us” or “our”), to the comment letter, dated April 17, 2012 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of the Company.

For the convenience of the Staff, we have set forth below the text of the Staff's comments from the Comment Letter in bold typeface followed by the Company's responses thereto. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

1.	In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between rents on leases that expired in the current reporting period and rents on executed renewals.

Response:

In future periodic filings, we will expand our disclosure regarding these matters to the extent applicable and material. Please note that most of our leases are larger long-term triple-net leases with single tenant users and terms of 15 to 25 years. Accordingly, we will include lease renewal information for leases of property that are 25,000 square feet or larger. In 2011, revenue from these leases when combined with mortgage and other financing income represented approximately 90% of our total revenue. Management does not consider the roll-over of tenants that lease less than 25,000 square feet, which are primarily located in our multi-tenant entertainment property centers, to be material and does not commonly track such information.

2.
In future Exchange Act periodic reports, please disclose historical trends in your average market rents. When discussing average rent, please include the impact of concessions, such as free rent, and tenant expense reimbursements.

Response:

As noted above, most of our leases are larger long-term, triple-net leases with single tenant users and terms of 15 to 25 years. Furthermore, our leases do not typically provide for tenant expense reimbursements and while we do occasionally grant tenant concessions, these amounts have historically been insignificant. As such, the disclosure of historical trends in average market rents is not relevant or meaningful, and the Company would respectfully request that it not be required to provide such disclosures. However, as indicated in our response to Comment No. 1 above, we will provide material lease roll-over information.

3.	In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify material changes in quality.

Response:
In future periodic filings, we intend to provide a description of how the Company monitors tenant credit quality and identifies material changes in quality within the Critical Accounting Policies section of Item 7 as follows (additional disclosure in italics):
Allowance for Doubtful Accounts
Management makes quarterly estimates of the collectibility of its accounts receivable related to base rents, tenant escalations (straight-line rents), reimbursements and other revenue or income. Management specifically analyzes trends in accounts receivable, historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. When evaluating customer credit worthiness, management reviews the periodic financial statements for significant tenants and specifically evaluates the strength and material changes in net operating income, coverage ratios, leverage and other factors to assess the tenant's credit quality. In addition, when customers are in bankruptcy, management makes estimates of the expected recovery of pre-petition administrative and damage claims. These estimates have a direct impact on our net income.

Note: The above expanded disclosure will also be included as appropriate in Note 2 to the consolidated financial statements.

Overview, page 26

4.
We note you have not included disclosure regarding net operating income (NOI) or same store NOI. Please advise us whether management views NOI or same store NOI as a key performance indicator. We may have further comment.

Response:

Management of the Company does not consider NOI or same store NOI to be a key performance indicator. As the Company has a significant amount of triple-net leases, management views revenue to be a key performance indicator. On a square-footage basis, approximately 87% of our leases are triple-net. As discussed in our response to Comment No. 1 above, in future periodic filings, we will expand our disclosure regarding rental revenue on leases that expired in the current reporting period and rental revenue on executed renewals for leases of property that are 25,000 square feet or larger. In 2011, revenue from these leases combined with our mortgage and other financing income represented approximately 90% of our total revenue. In addition, as discussed in our response to Comment No. 5 below, we will further disclose the break-out of revenue changes from period to period.

Results of Operations

Year Ended December 31, 2011 compared to year ended December 31, 2010, page 43

5.
We note that, during the last fiscal year, rental revenues increased primarily from recently completed acquisitions and base rent increases on existing properties. To the extent practicable, please expand your disclosure in future Exchange Act periodic reports to quantify separately rent increases that are attributable to acquisitions and base rents on existing properties.

Response:
We will expand our disclosure in future periodic filings to quantify separately the rent increase attributable to acquisitions and base rent increases on existing properties.

6.
In future Exchange Act periodic reports, please discuss leasing results for the prior period including the amount of new and renewed leases. Also include balancing disclosure regarding leasing commissions, tenant concessions and tenant improvement costs, if applicable. Please provide such disclosure on a square footage basis.

Response:
As noted above, most of our leases are larger long-term triple-net leases with single tenant users and terms of 15 to 25 years. We currently disclose new such leases associated with acquisition and development in the Recent Developments section of Management's Discussion and Analysis. Furthermore, as discussed in response to Comment No. 1 above, in future periodic filings, we will expand our disclosure regarding rental revenue on leases that expired in the current reporting period and rental revenue on executed renewals for leases of property that are 25,000 square feet or larger. In 2011, revenue from these leases when combined with mortgage and other financing income represented approximately 90% of our total revenue. We will also include balancing disclosure regarding leasing commissions, tenant concessions and tenant improvement costs to the extent applicable and material. Please note that our larger long-term, triple-net leases with single tenant users are generally sourced internally and do not require leasing commissions to be paid to third parties. Additionally, while we do occasionally pay leasing commissions and grant tenant concessions, these amounts have historically been insignificant.

Liquidity and Capital Resources

Mortgage Debt, Credit Facilities and Term Loan, page 47

7.
We note your disclosure regarding “customary” financial covenants and cross-defaults that may materially restrict your financing flexibility. In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that to the extent you are at risk of breaching such covenant you will disclose the actual ratio calculations in your Exchange Act periodic reports.

Response:

Our senior unsecured notes, unsecured revolving credit facility and unsecured term loan facility are the only debt agreements that contain financial covenants and cross-default provisions that     may materially restrict our financing flexibility. The nature of covenants contained in our senior unsecured notes is currently disclosed in this section and we include the actual covenant calculations in our Quarterly Supplemental, which we furnish to the Commission on Form 8-K. Our unsecured revolving credit facility and our unsecured term loan facility contain substantially identical covenants that limit our levels of consolidated debt, secured debt, investment levels outside certain categories and dividend distributions, and require minimum coverage levels for fixed charges and unsecured debt service costs. We will expand our disclosure of these financial covenants in our future periodic filings by adding disclosure regarding the nature of these covenants. In addition, we will disclose the nature of the cross-default provisions contained in all of these agreements. We also confirm that if in the future we are at risk of breaching any covenant that may materially restrict our financing flexibility, we will expand the disclosure in our periodic filings to include the actual ratio calculations contained in our senior unsecured notes, unsecured revolving credit facility and unsecured term loan facility.

8.
In future filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment renovations, and other capital expenditures by year. Disclose the types and amounts of other capital expenditures including interest, payroll and other G&A. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and expectations in the future.

Response:

In future periodic filings, we will include a table and a narrative discussion of our capital expenditures including type and amount. We will include this disclosure in our Recent Developments discussion in Management's Discussion and Analysis.

Note 8. Cappelli Litigation and Sullivan County Planned Casino and Resort Development, page 78

9.	Please clarify to us how you determined the fair values of the option for purchase for Concord resort, the capital lease obligation assumed, and the New Roc non-controlling interest received.

Response:

Below is a discussion of how we determined the fair values of the option for purchase for Concord resort, the capital lease obligation assumed, and the New Roc non-controlling interest received (all related to the Cappelli settlement that occurred on June 18, 2010, the terms of which have been summarized in our periodic filings).

Option for Purchase for Concord Resort:
The Company estimated the fair value for the purchase option for Concord Resort by considering the underlying appraised value of the property, the strike price of the option that, given the appraisal, was considered to be in-the-money, and the capital lease obligation assumed, which is discussed below. We obtained an independent appraisal of the unimproved tract of land in New York State and determined that the fair value of that property was $180.0 million at the time of settlement. The fair value of the option was estimated at $27.8 million which is equal to the estimated fair value of the property reduced by the strike price of $143.0 million and further reduced by the fair value of the capital lease obligation assumed of $9.2 million. The Company considered other alternatives to valuing the option but did not believe the values indicated would differ materially due to the expected level of volatility over the short duration of the option.

Capital Lease Obligation Assumed:
Management determined the fair value of the capital lease obligation assumed by applying an estimated current market rate at the time of the settlement to the expected future cash flows of the capital lease including the estimated timing of the exercise of the purchase option. This timing was expected to be December 31, 2011 at the time of the settlement and the actual exercise occurred on December 7, 2011.

New Roc Non-Controlling Interest Received:
To value the New Roc non-controlling interest received, management first obtained an independent appraisal of the underlying property (New Roc City in New Rochelle, New York), which indicated a fair value of $92.5 million as of June 21, 2010. Management then determined the fair value of the New Roc non-controlling interest received through an analysis of the distribution waterfall of the partnership. The fair value of the New Roc non-controlling interest received of $2.5 million represents the undistributed preferred return for the non-controlling interest at the time of the settlement.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to the undersigned at (816) 472-1700, or Craig L. Evans, our outside securities counsel, at (816) 691-3186, if you have any questions regarding this submission.

Very truly yours,
ENTERTAINMENT PROPERTIES TRUST
/s/ Mark A. Peterson
Mark A. Peterson
Senior Vice President and Chief Financial Officer
cc:    David M. Brain
President and Chief Executive Officer
Entertainment Properties Trust
Gregory K. Silvers
Executive Vice President, General Counsel and Chief Operating Officer
Entertainment Properties Trust
Craig L. Evans
Stinson Morrison Hecker LLP